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SE 17004831 ON

Mail Processing Section
FEB 27 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/Y)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Valkyrie Equities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14455 Webb Chapel Road, Suite 211
(No. and Street)

Dallas (City) Texas (State) 75234 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James G. Smith 940-595-8910
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square (Address) **Flower Mound** (City) **Texas** (State) **75028** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

JCA

OATH OR AFFIRMATION

I, James G. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Valkyrie Equities Corporation**, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of Texas County of Denton
Subscribed and sworn before me on February 2017 (Date)

(Notary Signature)

Notary Public

RACHEL KELLY
NOTARY PUBLIC STATE OF TEXAS
MY COMM. EXP. 08/26/2020
NOTARY ID 13080085-5

Signature

Chief Executive Officer

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 Parker Square • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Valkyrie Equities Corporation

We have audited the accompanying statement of financial condition of Valkyrie Equities Corporation (a Texas corporation) as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Valkyrie Equities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valkyrie Equities Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Valkyrie Equities Corporation's financial statements. The supplemental information is the responsibility of Valkyrie Equities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 20, 2017

VALKYRIE EQUITIES CORPORATION
Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$ 69,174
Commissions receivable	559
Property and equipment, net of accumulated depreciation of $6,660	1,751
TOTAL ASSETS	$ 71,484

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

TOTAL LIABILITIES	$ -

Stockholders' Equity

Common stock, 1,000,000 shares authorized, no par value, 35,832 shares issued and outstanding	178,416
Accumulated deficit	(106,932)
TOTAL STOCKHOLDERS' EQUITY	71,484
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 71,484

See notes to financial statements.

VALKYRIE EQUITIES CORPORATION
Statement of Income
Year Ended December 31, 2016

Revenue	
Mutual fund commissions	$ 2,394
Interest income	24
TOTAL REVENUE	2,418
Expenses	
Communication	294
Occupancy and equipment	3,784
Professional fees	9,420
Regulatory expenses	10,250
Other expenses	649
TOTAL EXPENSES	24,397
NET LOSS	$ (21,979)

See notes to financial statements.

VALKYRIE EQUITIES CORPORATION
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2016

	Common Shares	Common Stock	Accumulated Deficit	Total
Balances at December 31, 2015	17,492	$103,416	$ (84,953)	$ 18,463
Issuance of common stock - cash	18,340	75,000	-	75,000
Net loss	-	-	(21,979)	(21,979)
Balances at December 31, 2016	35,832	$178,416	$ (106,932)	$ 71,484

See notes to financial statements.

VALKYRIE EQUITIES CORPORATION
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:	
Net loss	$ (21,979)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,281
Change in assets and liabilities:	
Decrease in accrued expenses	(2,500)
Increase in commissions receivable	(309)
Net cash used in operating activities	(23,507)
Cash flows from investing activities:	
Purchase of equipment	(758)
Net cash used in investing activities	(758)
Cash flows from financing activities:	
Issuance of common stock	75,000
Net cash provided by financing activities	75,000
Net increase in cash and cash equivalents	50,735
Cash at beginning of year	18,439
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 69,174

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

VALKYRIE EQUITIES CORPORATION
Notes to Financial Statements
December 31, 2016

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Valkyrie Equities Corporation (the Company) was incorporated in April 2009 as a Texas corporation. The Company is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company operates primarily as a mutual fund retailer and also in the sale of private placements of securities, whose customers are individuals primarily in Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Cash Equivalents

Highly liquid investments, including certificates of deposit, with an original maturity of three months or less, are reflected as cash equivalents in the accompanying statement of financial condition and for the purposes of the statement of cash flows.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of three years.

Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued

Revenue Recognition

Mutual fund commissions are recorded on the trade date. Mutual fund trail fees are accrued as earned. Private placement revenue is recorded in the period in which customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements are or will be achieved.

Advertising Costs

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all federal tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholders, therefore, there is no provision for federal income taxes (See Note 7).

As of December 31, 2016, open Federal tax years subject to examination include the tax years December 31, 2013 to December 31, 2015.

The Company is subject to state income taxes.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $69,670, which was $64,670 in excess of its required net capital of $5,000. The Company's net capital ratio was zero to 1.

Note 3 - Property and Equipment

Property and equipment consists of office equipment at a cost of $8,411, less accumulated depreciation of $6,660. Depreciation expense for the year totaled $1,281, and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 4 - <u>Concentration of Services</u>

A shareholder, who is also an officer and registered securities representative generated 100% of the mutual fund commissions and received no compensation for these services.

Note 5 - <u>Office Lease</u>

The Company leases office facilities in Dallas, TX on a month to month basis. Office rent for the year totaled $1,800 and is reflected in the accompanying statement of income as occupancy and equipment costs. The Company currently pays rent of $150 a month.

Note 6 - <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - <u>Subsequent Events</u>

The Company requested a change in ownership and FINRA granted the request on January 19, 2017. The Company intends to enter into an Agreement and Plan of Reorganization (Agreement) with Tyme Capital Holdings Incorporated (Tyme), a Texas corporation, whereby the Company's shareholders agree to exchange 100% of their issued and outstanding shares in exchange for shares in Tyme. Execution of the Agreement is currently pending shareholder approval and management expects the Agreement to be executed in the first quarter of 2017. Upon execution of the Agreement, the Company will become a wholly owned subsidiary of Tyme. The change in ownership will also cause a change in the Company's tax status. The Company's election to be taxed as an S corporation will be terminated and the Company will be included in the consolidated federal and combined Texas returns of Tyme.

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2016, through February 20, 2017, the date which the financial statements were available to be issued.

Schedule I

VALKYRIE EQUITIES CORPORATION
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2016

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 71,484
Deductions and/or charges	
Non-allowable assets:	
Property and equipment, net	1,751
Total deductions and/or charges	1,751
Net capital before haircuts on securities positions	69,733
Haircuts on securities:	
Certificate of deposit	63
Net Capital	$ 69,670
Aggregate Indebtedness	-
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 64,670
Ratio of aggregate indebtedness to net capital	0 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016 as filed by Valkyrie Equities Corporation on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Valkyrie Equities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Valkyrie Equities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Valkyrie Equities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3:(1) (the "exemption provisions") and (2) Valkyrie Equities Corporation stated that Valkyrie Equities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Valkyrie Equities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Valkyrie Equities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 20, 2017

Valkyrie Equities Corporation

Exemption Report

Valkyrie Equities Corporation (Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:(1)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, James G. Smith, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Executive Officer

February 20th, 2017